EXHIBIT 99.7

FEC RESOURCES INC. (the “Company”)

MANAGEMENT DISCUSSION AND ANALYSIS

OF FINANCIAL POSITION AND RESULTS OF OPERATIONS

FOR THE QUARTER ENDED JUNE 30, 2025

(all funds in US dollars unless otherwise stated)

THE FOLLOWING MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”) IS PROVIDED AS OF AUGUST 22, 2025 AND SHOULD BE READ IN CONJUNCTION WITH THE CONDENSED UNAUDITED INTERIM FINANCIAL STATEMENTS AND NOTES FOR THE PERIOD ENDED JUNE 30, 2025, AND THE AUDITED FINANCIAL STATEMENTS AND NOTES FOR THE YEAR ENDED DECEMBER 31, 2024. THOSE FINANCIAL STATEMENTS HAVE BEEN PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) AS ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD (“IASB”).

FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A, including statements regarding the Company’s current funds on hand being able to secure the Company for the foreseeable future, and the Company’s ability to raise new money by way of loans or the issuance of new shares to meet its working capital needs and future plans and objectives of the Company are forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements. Material risk factors that could cause actual results to differ materially from the forward-looking information include unforeseen expenses which the Company may incur and which expenses could cause current funds on hand to not be adequate to secure the Company for the foreseeable future, or arrange debt or equity financing if required to meet working capital needs and other risks and uncertainties as disclosed under the heading “Risk Factors” herein. The Company has assumed that it will not be incurring significant expenses in the short term other than normal operating expenses which the Company’s parent, PXP Energy Corporation (“PXP”), has indicated that it will fund for the foreseeable future. The reader is also cautioned that should Forum Energy Limited (“FEL”) find it necessary to raise capital to fund its current and future business, the Company’s interest in FEL may be diluted because the Company may not have the resources to participate if provided the opportunity to do so. The reader is also cautioned that assumptions used in the preparation of such information, while considered reasonable by the Company at the time, may prove to be incorrect. The Company has no policy for updating forward-looking information beyond the procedures required under applicable securities laws.

Overall Performance

Forum Energy Limited (“FEL”)

As at June 30, 2025, the Company held 8,206,638 shares (8,206,638 shares at December 31, 2024), representing a 6.80% interest of the capital of FEL, a private company, which has participating interests in six (6) oil and gas blocks in the Philippines through various subsidiaries. FEL’s subsidiaries are Forum Energy Philippines Corporation (“FEPC”), Forum (GSEC 101) Limited (“FGL”), and ForumPH SC72 Holdings, Inc. (“ForumPH”). FEL and the Company are both ultimately under the control of PXP and, therefore, are affiliates.

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The following information related to PXP or FEL has been provided to us by PXP or FEL, as we do not have direct knowledge of such information.

PXP holds a 97.88% controlling interest in FEL, with 92.55% held directly and 6.80% held indirectly through its 78.39% shareholding of the Company. FEL is a company incorporated under the laws of England and Wales with focus on the Philippines and has: (a) a 70% operating interest in Service Contract (“SC”) 72 Recto Bank, which covers the Sampaguita natural gas discovery in offshore West Palawan, held through FGL; (b) minority interests in the SC 14 and former SC 6 sub-blocks in offshore Northwest Palawan, including a 3.21% interest in the producing Galoc Field, held through FEPC; and (c) a 100% operating interest in SC 40 North Cebu held through FEPC’s 66.67%-held subsidiary, Forum Exploration Inc. (“FEI”).

A summary of FEL’s interests are as follows:

SC Block	% interest	Currently Producing
SC 72 Recto Bank	70%	No
SC 40 North Cebu	66.67%	No
SC 14C-1 Galoc	3.21%	Yes
SC 14C-2 West Linapacan	9.10%	No
Octon New SC (former SC 6A)(1)	6.84%	No
Cadlao New SC (former SC 6B Bonita)(2)	2.45%	No
SC 14A Nido(3)	8.47%	No
SC 14B Matinloc(3)	12.41%	No
SC 14B-1 North Matinloc(3)	19.46%	No
SC 14D Retention Area(3)	8.16%	No
SC 14 Tara(3)	10%	No

(1) SC 6A was surrendered to the DOE on March 31, 2021, which was approved on September 5, 2022. The area was nominated for a new SC on March 17, 2023. This is currently with the Office of the President of the Philippines for final review and approval.

(2) The 50-year term of SC 6B expired on February 28, 2024. Prior to this, the Joint Venture applied for a new Service Contract on January 26, 2024. This is now awaiting final approval from the Office of the President .

(3) A Notice to Surrender of the blocks were issued by Operators Philodrill and AC Energy (for Tara) on February 16, 2021.  This was approved by the DOE on May 18, 2022.

The following is a brief description of the properties of Forum Energy together with production details where appropriate.

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SC 72 Recto Bank

FEL’s principal asset is a 70% participating interest in SC 72 (previously Geophysical Survey and Exploration Contract No. 101 (“GSEC 101”)), a petroleum license located in the Recto Bank, offshore west of Palawan Island, the Philippines. The remaining 30% of SC 72 is owned by Monte Oro Resources & Energy Inc., a company incorporated in the Philippines, which is involved in a joint venture with FEL with respect to SC 72.

On February 15, 2010, the GSEC 101 license was converted to SC 72, and FEL immediately conducted geological and geophysical works to further evaluate the block and fulfill its commitment to the government. SC 72 covers 8,800 square kilometers, which is 85% of the area covered by GSEC 101.

Exploration in the area began in 1970, and in 1976, gas was discovered in the Sampaguita structure following the drilling of a well. To date, a total of three wells have been drilled at the southwest end of the structure. Two of the wells tested gas at rates warranting further exploration.

In early 2011, FEL acquired 2,202 line-km of 2D seismic, gravity, and magnetic data over SC 72 to further define previously mapped leads. Also, 565 square kilometers of 3D seismic data were acquired over the Sampaguita Field (the “Sampaguita 3D”). These fulfilled the Consortium’s minimum work obligation under Sub-Phase (“SP”) 1.

Based on a technical evaluation conducted by Weatherford Petroleum Consultants in 2012, the Sampaguita Field is estimated to contain 2.6 trillion cubic feet (TCF) of in-place contingent gas resources and 5.4 TCF of prospective gas resources.

The 2D seismic data were reprocessed in 2013 and were subsequently interpreted, aided by gravity-magnetics data that were analyzed by Fugro and Cosine Ltd. (“Cosine”) in 2012 and 2015, respectively. In 2015, Arex Energy produced a report on the North Bank Prospect, located northwest of the Sampaguita Field, and estimated the prospective resources to be significant enough to continue with the exploration of the concession.

In October 2018, FEL started the Broadband Pre-Stack Depth Migration (“PSDM”) reprocessing of the Sampaguita 3D seismic data with DownUnder GeoSolutions (“DUG”), a company based in Perth, Australia, as contractor. The reprocessing work was completed in June 2019.

In November 2018, the governments of the Philippines and China signed a Memorandum of Understanding on Cooperation on Oil and Gas Development (“MOU”). In October 2019, the Philippines’ Department of Foreign Affairs (“DFA”) announced that the Philippines and China had officially convened an Intergovernmental Steering Committee to supervise projects under the two countries’ joint oil and gas exploration in the West Philippine Sea. However, after a series of meetings, the two parties failed to reach an agreement, and in June 2022, the negotiations were officially ended.

On October 16, 2020, FEL received notice from the Philippine Department of Energy (“DOE”) that the Force Majeure (“FM”) imposed on SC 72 on December 15, 2014, was lifted with immediate effect and that FEL was to resume exploration activities on SC 72.  FEL has 20 months from the date of lifting of the FM to drill two (2) commitment wells.  The total cost of drilling these wells depends on a number of factors. The Company’s management estimates the total work to be between US$70 million and US$100 million. It is important to note that, to date, there has been no announcement of any agreement between FEL and CNOOC in relation to SC 72.

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Since then, the 2021 and 2022 WP&B for SC 72 was approved by the DOE. Preparations for drilling activities, including the purchase of long lead items (“LLIs”), the requisition for other materials, and the signing up of technical services, were undertaken for the conduct of geophysical and geotechnical surveys and the drilling of wells Sampaguita 4 and Sampaguita 5 starting the second quarter of 2022.

On April 6, 2022, FGL as operator under SC 72, received a directive from the DOE to put on hold all exploration activities for SC 72 until such time that the Security, Justice, and Peace Coordinating Cluster (“SJPCC”) has issued the necessary clearance to proceed.  On April 11, 2022, as a result of not receiving the necessary clearance, Force Majeure was once again declared on SC 72.

On May 27, 2022, FGL, on behalf of the SC 72 Joint Venture, and Nido Petroleum Philippines Pty Ltd (“Nido”), Operator of SC 54 and SC 6B, signed a Term Sheet in which Nido agreed to purchase most of the SC 72 LLIs, such as wellheads, casings and accessories, conductor, drill bits, etc., for $ 2.9 million, to be paid in installments within a twelve (12)-month period. A Sale and Purchase Agreement (“SPA”) with Nido was executed on June 10, 2022 to formalize the transaction.

In June 2022, media outlets reported that the MOU between China and the Philippines had been terminated although media outlets also reported that discussions would continue on joint exploration of SC 72.

On October 11, 2022, the DOE granted FGL the following: (i) the Declaration of Force Majeure for SC 72 from April 6, 2022, until such time as the same is lifted by the DOE, (ii) the inclusion of total expenses incurred as a result of the DOE directive to suspend activities as part of the approved recoverable costs, subject to DOE audit, and (iii) in addition to the period in item (i) above, FGL will be entitled to an extension of the exploration period under SC 72 corresponding to the number of days that the contractors actually spent in preparation for the activities that were suspended by the DOE’s suspension order on April 6, 2022.

On March 20, 2023, the DOE further affirmed that the entire period from when the Force Majeure was lifted to when it was re-imposed (October 14, 2020 to April 6, 2022) will be credited back to SC 72.  Consequently, once the Force Majeure is lifted, FGL will have 20 months to drill the two commitment wells, equivalent to the remaining term of SP 2 of SC 72 before October 14, 2020.

In May 2023, an amendment to the SPA between FGL and Nido was signed, granting Nido an extension to settle the remaining balance of the SC 72 LLIs’ purchase price. Following Nido’s full payment of the balance in early October 2023, FGL and Nido executed a Deed of Absolute Sale, finalizing the transfer of ownership of the LLIs to Nido.

On January 8, 2025, FEL submitted a proposed WP&B for 2025 to the DOE, with only License Administration costs and SC payments classified as firm budgets. The implementation of the Sub-Phase 2 work commitment comprising the drilling of two wells, will be contingent upon the lifting of the force majeure imposed by the DOE in April 2022.

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SC 40 North Cebu

A 100% operating interest in SC 40 is held by FEPC’s 66.67% owned subsidiary FEI.

SC 40 is located in the Visayan Basin in the central part of the Philippine Archipelago and covers an area of 340,000 hectares in the northern part of Cebu Island and adjacent offshore areas. It contains the Libertad Gas Field and several prospects and leads.

In June 2022, FEI contracted a drilling consultant to prepare drilling programs and budgets for two wells, one of which will be located in the Dalingding Prospect, a reef structure defined by seismic with the Late Miocene to Pliocene-age Barili Limestone as the primary target. A well, Dalingding-1, was drilled on this structure in 1996 and was plugged and abandoned as a dry hole with minor gas shows after reaching a total depth of 1,508 ft. FEI’s re-evaluation of the prospect concluded that the Dalingding-1 well did not reach the Barili target, which is currently estimated at 480 ft below the well’s final depth. FEI proposes drilling a new well to a depth of 4,000 ft to reach the Barili Limestone and secondary targets underneath.

In August 2022, FEI contracted a third party to dispose the Hycalog Rig and ancillary equipment stored in Brgy. Maya, Daanbantayan, Cebu Province. The sale process started on September 13, 2022, of which a Luzon-based company offered the highest bid. The pullout of the items began in December 2022, and was completed in June 2023.

An independent technical evaluation involving a review of available data, project risk assessment, and project economics of the Maya and Dalingding Prospects started in the first quarter of 2023. The results indicate that deterministic and probabilistic volumetric estimates for the Dalingding Prospect show mean resources of 10 billion cubic feet (“BCF”) for a Gas Case and 3.5 million barrels (”MMBO”) for an Oil Case. The study was completed in March 2024.

As part of the Social Development Program commitment of SC 40 with the DOE, FEI conducted a school donation drive on September 1, 2023, at the Maya National High School in Daanbantayan, Cebu. A total of 1,050 school kits, consisting of basic study materials such as notebooks, pad papers, pens, pencils, water bottles, etc., were assembled for the students of the school. Some teaching materials were also given to the faculty.

On January 3, 2024, the DOE approved the work program and budget for 2024 that includes the conduct of a magnetotelluric (“MT”) survey over the Dalingding Prospect. The survey aims to define the top of the carbonate target and help determine its depth from surface.  The results will be used to further refine the Dalingding-2 drilling program.

MT equipment testing and data acquisition in Daanbantayan, Cebu commenced on June 14, 2024, and was completed on September 2, 2024. A total of 30 stations were acquired on two parallel lines oriented in a NW-SE direction, and 20 stations on one perpendicular line oriented in a NE-SW direction.

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The MT survey set-up consisted of four electric field probes buried in north, east, west, and south directions, connected to a car battery-powered ADU-07e (recording unit) via a 20-50m cable. Daily data acquisition ran at one station per day for an average of 6 hours and 46 minutes. A quick quality control check was conducted at the end of the day to identify any potential issues or errors in the acquired data and to pinpoint stations that require resurveying.

On December 23, 2024, the proposed WP&B for 2025 was submitted to the DOE. It has a firm program that includes the continuation and finalization of the MT survey data processing and interpretation, and the technical re-evaluation of the Dalingding prospect, wherein the MT data will be integrated to existing geologic, geophysical, and well data. The DOE approved the 2025 WP&B on January 7, 2025.

The processing and interpretation of MT data was completed in April 2025. The results successfully mapped the presence of a reef boundary, presumably the Barili Limestone, identified through sharp resistivity contrasts with surrounding formations. However, the interpreted reef depth and thickness of the overlying seal vary, possibly due to data interpolation effects, as a significant amount of cultural noise had to be removed during the interpretation process.

A data integration study was carried out by FEI following receipt of the MT report, which was completed in June 2025. The subsurface resistivity data derived from the MT method show that resistivity can vary laterally within a formation, reflecting the differences in its physical properties. When combined with other geophysical methods, MT data can provide a more comprehensive understanding of subsurface geology. The study also concludes that, while seismic remains the primary tool for defining prospect structures, MT-derived resistivity can aid in predicting porosity and fluid type within seismically delineated geologic bodies. By integrating data from multiple geophysical tools and sources, the porosity distribution on the Barili Limestone surface was successfully estimated and mapped.

SC 14 C-1 Galoc

Block C-1 Galoc has an area of 164 square kilometers and contains the Galoc Oil Field, which has already produced about 24.8 MMBO since it was put on stream in October 2008.

Gross production for 2024 averaged 1,224 barrels of oil per day (“BOPD”) from 1,377 BOPD in 2023. For 2024, there have been three liftings completed. The first lifting was completed on February 1, 2024, with a cargo size of 196,826 barrels, the second on April 29 with cargo size of 112,372 barrels, and the third commenced on September 30 and was completed on October 1, 2024, with a cargo size of 188,970 barrels.

For the first half of 2025, Galoc produced 204,503 barrels of oil, or an average of 1,130 BOPD, compared to 1,255 BOPD in the first half of 2024 . This represents a 10.5% decline year-on-year. Two (2) liftings, totaling 280,742 barrels, were carried out in 1H 2025. The first lifting was completed on February 28, 2025, with a cargo size of 157,381 barrels; the second on June 1, 2025, with a cargo size of 123,361 barrels. A third and final lifting is being planned by the end of November with a cargo size of 196,000 barrels +/- 10%.

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The field's profitability is expected to continue over the next 2-3 years, subject to effective cost management, operational efficiency, high oil prices, and sustained performance of the remaining production wells, Galoc-5 and Galoc-6.  FEPC has a 3.2103% participating interest in the block.

On May 7, 2020, GPC informed the DOE of the cessation of operations for Galoc Field, starting September 24, 2020. This followed GPC’s receipt of a Notice of Termination from Rubicon Offshore International (“ROI”), the owner of the floating production storage and offloading (“FPSO”) vessel, Rubicon Intrepid. GPC also requested approval of the initial drawdown from the fund set-up under the DOE-approved Galoc Decommissioning Plan (“DP”) for implementing the field suspension plan.  However, in September 2020, the Galoc Joint Venture (“JV”) negotiated with ROI to sell the Rubicon Intrepid, allowing the Galoc Field to continue production beyond the original cessation schedule of September 24, 2020. Tamarind Resources, the owner of GPC, established a subsidiary, Philippines Upstream Infrastructure (“PUI”), to acquire the FPSO from ROI.  GPC and ROI then signed a Transition Operations and Maintenance (“O&M”) contract enabling ROI’s crew to manage FPSO operations during a six-month transition period.  Following this, GPC entered into a 24-month O&M contract with Three60 Energy, an energy services provider, to take over FPSO operations after the transition period.

On September 14, 2020, Galoc Production Company 2 (“GPC2”) withdrew from SC 14C-1 and the Joint Operating Agreement, with the withdrawal becoming effective on December 16, 2020. The majority of the remaining members absorbed GPC2’s interest, including FEPC, which increased its participation from 2.27575% to 3.2103%.

On December 23, 2020, GPC resigned as the SC 14C-1 operator, and the JV elected GPC’s affiliate, NPG Pty Limited (“NPG”), as its replacement.

On February 1, 2021, Three60 Energy formally assumed operational control of the FPSO, now called Intrepid Balanghai, following the transition period with ROI from September 2020 to January 2021.

In June 2021, the DOE requested that NPG prepare a new decommissioning plan (“DP”) for Galoc Field’s eventual closure. This DP updated the 2016 Abandonment Plan and the 2020 Suspension & Abandonment Plan, both of which had received DOE approval. Submitted on July 30, 2021, the DP outlines the scope and estimated costs of final field decommissioning, including the FPSO, subsea equipment, and production wells. The total decommissioning cost is projected at $24 million, with $9.5 million allocated for FPSO disconnection and subsea equipment abandonment and $14.5 million for permanent plugging and abandonment (“P&A”) of the production wells.

In January 2023, Matahio Energy completed the acquisition of NPG, which operates the Galoc Field, and PUI, which owns the FPSO Intrepid Balanghai. In March 2023, ownership of the FPSO was transferred directly from PUI to NPG.  Following this transfer, NPG (acting as a corporate entity and not in its capacity as SC 14C-1 Joint Venture Participant) entered into a new bareboat charter with the other JV Partners, including FEPC, for the purpose of continuing production operations at the Galoc Field.

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In December 2023, the DOE released Department Circular (“DC”) no. 2023-12-0033 on the awarding of Development and Production Petroleum Service Contracts (“DP PSC”) through direct negotiations. It took effect on January 3, 2024.  The DP PSC covers expiring service contracts but with ongoing production or producible petroleum reserves as validated by the DOE. It will have an initial term aligned with the period necessary to produce the recoverable oil or gas reserves declared in the DOE-approved Plan of Development (“POD”). The contract may also be subject to renewal for an additional period based on mutually agreed terms and conditions.

SC 14C-1 qualifies for the issuance of a new DP PSC to continue production beyond December 2025, which is the end of the SC’s term. The documents for the DP PSC application were submitted to the Office of the President of the Philippines in Malacañang in July 2025 and are currently under final review pending approval and signing.

The new DP PSC for Galoc will allow the Consortium to continue operations, with the field expected to remain profitable over the next two (2) to three (3) years. This outlook is contingent on effective cost management, operational efficiency, sustained well performance, and favorable oil prices.  The current SC 14C-1 is set to expire on December 17, 2025.

SC 14C-2 West Linapacan

Block C-2 has an area of 176.5 square kilometers and contains the West Linapacan A and B structures. The Consortium headed by The Philodrill Corporation (“Philodrill”) continues with its evaluation of the viability of redeveloping the West Linapacan A Field, which was discovered in 1990 and produced around 8.5 MMBO from 1992 before being shut-in in 1996.

In 2018, Philodrill completed the mapping and interpretation of reprocessed 3D seismic data, focusing on the West Linapacan B structure, which was drilled in 1991. The SC 14C-2 and SC 74 Consortia conducted joint Rock Physics and QI studies in 2019 using existing 3D seismic and well data, with Ikon Science completing the initial phase in October 2019. However, only the SC 74 JV proceeded with the second phase of the QI Study.

In September 2021, the Consortium began a technical study on the West Linapacan B Field, including geologic data review, well log digitization, reservoir modeling, and resource estimation. Phase 1, completed in November 2021, indicated that a stand-alone development for West Linapacan B was not economically viable. Phase 2 explored a joint development of the West Linapacan A and B Fields, concluding that feasibility depended on recoverable reserves, development costs, production rates, and oil prices.

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On October 20, 2022, Nido Petroleum, a current member of the SC 14C-2 Consortium, submitted a proposal to drill a well and to conduct an EWT on West Linapacan A in exchange for acquiring an additional 62.721% of the Filipino partners’ current participating interest. Under the proposal, Nido will have a post-farm-in interest of 85% while the Filipino partners will retain 15%. On October 28, 2022, the Filipino partners submitted a counter-proposal for sharing the proceeds during production. A draft Farm-in Agreement/Heads of Agreement has been prepared and, as of September 30, 2024, remains under Nido’s consideration.

On December 20, 2024, Philodrill submitted the WP&B for 2025 to the DOE. The firm program includes the preparation of a plan and design study for a new well, West Linapacan A-7, as well as a POD for the West Linapacan A Field. On July 4, 2025, the Consortium commissioned Three60 Energy, the current Operations and Maintenance (“O&M”) contractor for the Galoc Field, to prepare the POD, which is expected to be completed by early October 2025.

The current term of SC 14C-2 is set to expire on December 17, 2025. Prior to that date, the Consortium plans to surrender the license and apply for a DP PSC, as the block qualifies due to the declared reserves in the West Linapacan A Field.

Octon Block (former SC 6A)

In 2018, Philodrill completed the seismic interpretation/mapping work on the northern sector of the block using the PSDM 3D volume. The evaluation focused on the Malajon, Salvacion, and Saddle Rock prospects.  The Malajon and Saddle Rock closures were previously tested by wells that encountered good oil shows in the Galoc Clastic Unit (“GCU”) interval. However, no drill stem tests were conducted in this interval due to operational constraints. A seismic attribute analysis of the prospects was completed the following year, aimed at characterizing the target reservoirs and determining their distribution in terms of porosity, thickness, and lithology.

In June 2020, LMKR, a private petroleum technology company based in Dubai, completed a pilot study on the Malajon area using 3D seismic and well data. The study shows the Malajon structure has good hydrocarbon potential and thus requires further detailed analysis. LMKR also identified four (4) sand packages within the GCU after generating several elastic properties (P-impedance, Vp/Vs, etc.).

A more detailed Quantitative Interpretation (“QI”) study was approved by the JV aimed at generating pay probability maps and identifying prospective zones that could be targeted for any future wells. It also included detailed attribute analysis as several channelized sands within the GCU have been identified during the pilot study. An amended WP&B for 2020 to cover this additional study was approved by the DOE in July 2020.  The LMKR report was submitted to the DOE in July 2021.

SC 6A had an original term set to expire on February 28, 2024, leaving the Consortium with limited time to drill an exploratory well and to develop a field in case of a discovery. In view of this, the Consortium decided to surrender the contract effective March 31, 2021, and subsequently re-apply for a new contract under the Philippine Conventional Energy Contracting Program (“PCECP”) on area nomination.

The surrender of the SC was approved by the DOE on September 5, 2022. Subsequently on March 17, 2023, Philodrill submitted to the DOE the application documents for a new SC, which the DOE has since designated as Nominated Area No. 10. FEPC will have a participating interest of 6.8439% in the new SC.

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On May 15, 2023, during a preliminary review, the DOE confirmed the completeness of the technical, legal, and financial documents submitted by the JV in support of the SC application.

On June 26, 2023, the DOE sent a Notice of Qualification of the Consortium to Enter a Petroleum Service Contract for Nominated Area No. 10 to Philodrill. The JV has since signed the SC and is awaiting the signatures of the Secretary of the DOE and the Philippine President for the awarding of the SC. It will have an area of 1,320 sq. km, which includes the former SC 6A and additional areas relinquished from the adjacent SC 74 in 2022.

Upon award of this new SC, the first sub-phase will focus on further subsurface works in addition to the G&G studies conducted by the former SC 6A JV. These activities aim to establish a final well location and design for the Malajon Prospect and to appraise the Octon Discovery.

Cadlao Block (former SC 6B Bonita)

SC 6B had an area of 567 sq. km and contains the Cadlao Oil Field. The field was discovered in 1977 and produced about 11 MMBO from two subsea production wells from 1981-1991. The remaining recoverable reserves are estimated at 3.7 MMBO for proven reserves (1P) and 5.7 MMBO for proven plus probable reserves (2P) based on a 2012 study by Gaffney, Cline & Associates, Inc. Additionally, near Cadlao lies the East Cadlao Prospect, with estimated recoverable resources of 1.48 MMBO at the P10 level, and 1.17 MMBO at the P50 level.

In December 2021, Nido submitted a farm-in proposal to the JV to increase its participating interest in SC 6B from 9.09% to 72.727% and take over the operatorship of the Service Contract.  A farm-in agreement (“FIA”) was later executed on February 11, 2022, with FEPC’s interest being reduced to 2.4546% from 8.182% in exchange for the said carry in Cadlao’s development costs. Under the FIA, Nido will fund 100% of the drilling of a well, Cadlao-4, the conduct of an extended well test (“EWT”), and the subsequent development of the Cadlao Field.

Nido proposes a two-phase redevelopment consisting of

•	Phase 1: A 3 to 9-month EWT using a new single deviated well (Cadlao-4), a mobile offshore production unit (“MOPU”), and either a floating storage and offloading (“FSO”) vessel or a shuttle tanker; and

•	Phase 2: Further development of the EWT well and additional wells potentially substituting the MOPU for a small wellhead platform (“WHP”) and storage barge.

In April 2022, RISC completed an independent assessment of the Cadlao Field. Overall, RISC supports the redevelopment as an economic opportunity although costs will have to be carefully controlled.

The Deed of Assignment (“DOA”) of Participating Interest to Nido and the revised 2022 WP&B were submitted to the DOE on April 11, 2022. The WP&B includes the drilling of Cadlao-4 and the conduct of an EWT. However, the spud date of the well will depend on rig and FSO unit availability.  The DOA was approved on December 19, 2022.

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From November 28 to December 1, 2022, Nido conducted a geophysical site survey at Cadlao using the vessel Cassandra VI.  The purpose of the survey was to identify the possible constraints and hazards on the seafloor where the Cadlao-4 well will be located.

On November 15, 2023, Nido and PNOC Exploration Corporation (“PNOC EC”) signed a FIA that provides for PNOC EC’s acquisition of a 20% participating interest in the block, including sharing the cost of drilling and EWT for the Cadlao-4 well. While PNOC EC’s participation was approved by the Consortium, the formal transfer and assignment of the 20% interest from Nido to PNOC EC shall be subject to the approval of DOE.

Nido had initially identified a drillship to drill the Cadlao-4 well, although it still requires equipment modifications. However, due to safety concerns about using a drillship at a water depth of 93.7 m, a jack-up rig is now being considered for both drilling and the EWT. Nido is currently reviewing the contract for the jack-up rig.

On January 5, 2024, the Consortium sent to DOE its letter of intent to apply for a DP PSC before the end of SC 6B’s production term. On January 26, 2024, Nido submitted the application documents for a DP PSC over the former SC 6B block and additional open areas. These documents include a copy of the POD for the Cadlao Field. The new SC will replace SC 6B, which expired on February 28, 2024. The Consortium is now awaiting final approval of the application from the Office of the President.

SC 14A (Nido), SC 14B (Matinloc) & SC 14B-1 (N. Matinloc)

Production in the Nido and Matinloc Fields was terminated permanently on March 13, 2019, after producing 22,173 barrels of oil from January to March 2019. The Nido Field accounted for 93.06% of the total while Matinloc Field contributed 6.94%.  Shell Philippines was the sole buyer of the crude during the period.

Nido started oil production in 1979 while Matinloc was put in place in 1982. The final inception-to-date production figures for the two fields are 18,917,434 barrels for Nido and 12,582,585 barrels for Matinloc.  The North Matinloc Field, which was in production from 1988 to 2017, produced a total of 649,765 barrels of oil.  The total production for the three (3) fields is 32,149,784 barrels.

Seven (7) production wells in Nido (3 out of 5), Matinloc (3), and North Matinloc (1) were successfully P&A from April to May 2019. The P&A of the remaining Nido wells, A1 and A2, were only partially abandoned due to difficulties encountered during operations.

Following the suspension of field operations and the P&A of most of the wells in March 2019, Philodrill conducted the stripping and disposal of equipment and materials aboard the production platforms from June to October 2019.  In December 2019, all production platforms were turned over to the DOE.  On June 26, 2020, the DOE signed a Deed of Donation and Acceptance with the Department of National Defense to formalize the transfer of ownership of the Nido and Matinloc platforms to the Armed Forces of the Philippines, which will now use the platforms for defense purposes.

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The P&A of the remaining Nido production wells, A-1 and A-2 wells was completed on October 5, 2020. This was initially scheduled in April 2020 but had to be deferred due to COVID-19 related health and travel restrictions.

With the completion of P&A of all production wells, a Notice to Surrender the SC 14A, 14B, 14B-1, Tara, and SC 14D blocks was sent to the DOE on February 16, 2021.  This was approved by the DOE on May 18, 2022.

Forum Energy Objectives and Strategy

The core objective of FEL is to maximize the potential of its investments and its current licences to generate income, whilst at the same time continuing to reduce administrative expenses.

FEL plans to achieve this by:

•	Development of SC 72
•	Continued review of exploration blocks to identify potential drilling targets
•	Continued review of administrative expenses

For further details regarding FEL, see its 2023 financial statement package at https://find-and-update.company-information.service.gov.uk/company/05411224/filing-history

Please note that FEL is not required to file its financial statement package with Companies House in the UK until September 30 following the end of its fiscal year which is December 31. Accordingly, the FEL financial statement package for 2024 is not expected to be available until Q3 of 2025.

Risk factors specific to FEL

The Company is exposed to certain risk factors which are specific to its investment in FEL.  These include the following:

On October 16, 2020, FEL received notice from the DOE that the FM imposed on SC 72 on December 15, 2014 was lifted with immediate effect and that FEL was to resume exploration activities on SC 72. Under the current work program commitments, FEL was given 20 months from the date of lifting of the FM to drill two commitment wells. The total cost of drilling these wells depends on a number of factors. The Company’s management estimates the total work to be between $70 million and $100 million. It is important to note that, to date, there has been no announcement of any agreement between FEL and CNOOC in relation to the implementation of the MOU involving SC 72. The risk therefore exists that should FEL not be able to meet its commitments to the DOE, it may have to surrender its rights to SC 72 and pay a penalty equivalent to the minimum financial commitment of the current sub-phase.

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On April 6, 2022, FEL as operator under SC 72, received a directive from the DOE to put on hold all exploration activities for SC 72 until such time that the Security, Justice, and Peace Coordinating Cluster (“SJPCC”) has issued the necessary clearance to proceed. On April 11, 2022, as a result of not receiving the necessary clearance, Force Majeure was once again declared on SC 72.

In June 2022, media outlets reported that the MOU between China and the Philippines had been terminated although media outlets also reported that discussions would continue on joint exploration of SC 72.

On October 11, 2022, the DOE granted FGL the following: (i) the Declaration of Force Majeure for SC 72 from April 6, 2022, until such time as the same is lifted by the DOE, (ii) the inclusion of total expenses incurred as a result of the DOE directive to suspend activities as part of the approved recoverable costs, subject to DOE audit, and (iii) in addition to the period in item (i) above, FGL will be entitled to an extension of the exploration period under SC 72 corresponding to the number of days that the contractors actually spent in preparation for the activities that were suspended by the DOE’s suspension order on April 6, 2022.

On March 20, 2023, the DOE further affirmed that the entire period from when the Force Majeure was lifted to its re-imposition (October 14, 2020 to April 6, 2022) would be credited back to SC 72.  Once the Force Majeure is lifted, FGL will have 20 months to drill the two commitment wells, equivalent to the remaining term of Sub-Phase 2 of SC 72 before October 14, 2020.

•	FEL’s cash inflows is heavily dependent on the Galoc Field production, which continued to operate beyond the original cessation date of September 24, 2020, following an agreement the previous operator GPC signed with ROI, the owner of the FPSO Rubicon Intrepid. The viability of continued production depends on the consistent output of the producing wells as well as the price of oil.

•	FEL’s operations do not generate sufficient cash to fund new exploration work in Galoc and its other blocks; therefore, in the event FEL issued new capital to fund these costs, the Company’s interest in FEL may be diluted.

•	FEL is a closely held private company and there is a limited population of potential buyers for FEC’s relatively small interest in FEL.

•	FEL’s interest in its main asset SC 72 could be diluted depending on the agreement reached, if any, with potential farm-in partners in the future.

•	Further exploration work has to be completed on SC 72 and SC 40 to confirm the value of the resources within these properties.

On March 10, 2022, the Company announced that it agreed to fund an additional cash call for pre-drilling costs received from FEL in the amount of $198,620.  The advance to FEL was via non-interest bearing loans.  To fund the $198,620, the Company accepted a loan from PXP for the same amount (“PXP Loan”).  The PXP loan bears interest of LIBOR plus 3.5% and both interest and principal are repayable on the earlier of a) August 31, 2025, or b) any equity issuance by FEC, or c) any sale of FEL shares by FEC, or d) any third party borrowing by FEC.

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In October 2023, FEL advised the Company of its intent to complete a $3,000,000 fund raising to repay its loan from PXP and for general working capital purposes.  FEC agreed to participate in its pro-rata 6.8% share amounting to $204,000 through additional loans from PXP on the same terms and conditions as previous advances.

On December 21, 2023, $626,820 of advances made to FEL by the Company were converted to shares in FEL at a price of $0.30 per share. The $626,820 conversion into FEL shares represented 6.8% of $9,217,939 of debt settled by FEL.

Selected Annual Financial Information Of The Company

Selected Financial Data

	Year Ended 12/31/24	Year Ended 12/31/23	Year Ended 12/31/22
Revenue	$-	$-	$-
Net (loss) income	$(244,437)	$(191,795)	$(193,182)
Basic and Diluted Income (Loss) per share	$(0.00)/(0.00)	$(0.00)/(0.00)	$(0.00)/(0.00)
Dividends per share	$0.00	$0.00	$0.00
Weighted Avg. Shares O/S (’000)	861,082,371	861,082,371	861,082,371
Working Capital (Deficit)	$(922,999)	$(678,562)	$140,053
Long-Term Debt	$-	$-	$-
Shareholders’ Equity	$7,645,095	$1,783,369	$1,975,164
Total Assets	$8,582,339	$2,478,57388	$2,279,788

Results of Operations

The accounts show a loss for the six months ended June 30, 2025 of $176,223, or $0.00 per share, versus a loss of $101,659 for the same period in 2024.

The higher net loss was mainly due to an increase in interest expense on the loan from PXP which was $34,705 for the six months ended June 30, 2025 compared to $28,911 for the six months ended June 30, 2024 and also due to higher professional fees (legal and auditing) incurred during the quarter offset by lower listing fees since the AGM was rescheduled on a later date.

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General and administration expense were $141,518 for the six month period ended June 30, 2025 versus $72,748 for the same period in 2024.  Overall expenses were higher than those experienced in the previous year.  Higher professional fees and higher interest expense on the PXP Loan mainly accounted for the difference.  Legal and audit related fees were $83,330 for the six month period ended June 30, 2025 versus $11,207 for the same period in the previous year as we engaged professional advice for an in depth review of our strategic options going forward in 2025.  Office and miscellaneous costs were $9,101 for the six month period ended June 30, 2025 versus $9,353 for the same period in the previous year.  The difference was not material. Consulting fees for the six months ended June 30, 2025 were $43,206 versus $43,201 for the previous year.  The difference was not material. Listing and filing fees were $3,227 for the six month period ended June 30, 2025 versus $8,063 for the same period in the previous year.  The difference was due to the delay in the holding of the Company’s annual general meeting for 2025 which has caused costs to be incurred in the third quarter rather than the second quarter.  For the quarter ended June 30, 2025, foreign exchange loss was $2,161 versus a loss of $540 for the same period in the previous year. Interest expense for the quarter ended June 30, 2025 was $34,705 versus $28,911 for the same period in the previous year.  The difference was due to the increased interest on the loans from PXP in 2025 as a result of an increase in the overall loan amount.  Comprehensive loss for the six months ended June 30, 2025 was $2,055,508 versus an income of $7,038,176 for the six month period ended June 30, 2024.  The difference was a result of the change in fair value of our investment in FEL.

Balance Sheet

The Company’s current assets were $13,111 at June 30, 2025 versus $14,245 for the year ended December 31, 2024. The difference is mainly a result of the higher cash balance offset by a lower prepaid balance on June 30, 2025. The Company’s assets reflect the investment in FEL on a fair value basis. The fair value of the investment in FEL is stated at $6,688,809 or $0.815 per share.

The investment in FEL represents an investment in a private company for which there is no active market and for which there are no publicly available quoted market prices. The Company has classified its investment in FEL as Level 2 in the fair value hierarchy.

For purposes of determining fair value of the investment in FEL, the Company considered valuation techniques described in IFRS 13 – Fair Value Measurement. In respect of the investment in FEL, management considered the fair value of $6,688,809 to be indicative of the fair value of the investment in FEL, as on May 13, 2024, PXP disclosed that it was undertaking a share swap with Tidemark Holdings Limited (“Tidemark”), whereby PXP would exchange PXP shares for all FEL shares held by Tidemark at a value of US$1.17 per share (430,243,903 PXP shares at PHP3.62). This imputed a value of $9,601,766 on the transaction date.  The Company re-calculated the volume weighted average price of the PXP shares as at June 30, 2025, resulting in a 30.34% reduction in the fair value from the transaction date. The fair value of the investment is consistent with the re-calculated implied value based on the May 10, 2024 share swap between PXP and Tidemark, which is a Level 2 input

There were no transfers between Level 2 and the other levels in the hierarchy during 2025 or 2024.

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Summary of Quarterly Results

Selected Financial Data

(in ‘000, except EPS)

	2nd Qtr 25	1st Qtr 25	4th Qtr 24	3rd Qtr 24	2nd Qtr 24	1st Qtr 24	4th Qtr 23	3rd Qtr 23
(Loss)	(114)	(62)	(85)	(57)	(57)	(45)	(60)	(42)
Basic and Diluted Loss per share	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

Liquidity

The Company’s working capital deficit at June 30, 2025, was $1,099,222 versus a working capital deficit of $922,999 at December 31, 2024, and shareholders’ equity was $5,589,587 at June 30, 2025 (December 31, 2024 - $7,645,095).  The change was mainly due to the decrease in the valuation of FEL which is an investment in shares of a private company that are measured at fair value through other comprehensive income.  As these shares are not traded in an active market, the valuation of this investment is based on management’s consideration of other observable inputs that are available.  For purposes of determining fair value of the investment in FEL, the Company considered valuation techniques described in IFRS 13 – Fair Value Measurement.

Management considers that the current economic environment is difficult and the outlook for oil and gas exploration companies presents significant challenges in terms of raising funds through issuance of shares.  Previously, to the extent necessary, the Company disposed of quantities of its shareholdings in FEL to PXP under terms that are consistent with the best interests of all shareholders, in order to finance its operations.  In the past, the Company issued new shares under a rights offering scheme to raise new capital to fund its operations but more recently has relied on loans from PXP.

Management currently believes that it is in the best interest of all shareholders that management explores the issuance of new shares or debt to fund its future operations.

The continuation of the Company is dependent upon its ability to raise funds via dispositions of quantities of its shareholdings in FEL to PXP under terms that are consistent with the best interests of shareholders, or obtain loans from PXP.  Also, the Company may issue new shares to PXP and/or other third parties.

The Company is not required to directly contribute capital to any of the projects in which it has an indirect or direct interest.

Cash used in operating activities for the six month period ended June 30, 2025, was $64,604 versus $31,869 for the same period in 2024 mainly as a result of the differences described above.

Cash provided by financing activity was $70,950 for the six months ended June 30, 2025, versus $43,286 for the same period in the previous year. The amount was from loans from PXP.

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On March 10, 2022, the Company announced that it agreed to fund an additional cash call for pre-drilling costs received from FEL in the amount of $198,620.  The advance to FEL was via non-interest bearing loans.  In order to be able to fund the $198,620, the Company received a loan from PXP for the same amount (“PXP Loan”).  The PXP Loan bears interest of LIBOR plus 3.5% and both interest and principal are repayable on the earlier of a) August 31, 2025, or b) any equity issuance by FEC, or c) any sale of FEL shares by FEC, or d) any third party borrowing by FEC.   PXP advanced an additional $80,000, $356,500, and $155,286 for the years ended December 31, 2022, 2023, and 2024 to the Company for working capital under the same terms and conditions as the PXP Loan.  As at June 30, 2025, the outstanding PXP Loan balance was $1,001,292 (December 31, 2024 - $895,637), which included accrued interest of $140,136 (Decembre 31, 2024 - $105,431).  Total interest expense amounted to $34,705 for the six month period ended June 30, 2025 (2024 – $28,911).

Subsequent to quarter ended June 30, 2025, the Company received an additional loan from PXP amounting to $150,000 for working capital under the PXP Loan.

On July 31, 2025, PXP agreed to convert the PXP Loan amounting to $1,011,155.58 plus accrued interest to July 31, 2025 of $146,604.90 into shares of the Company at $0.0088 per Company share.  131,563,725 common shares of the Company were issued to settle a total of $1,157,760.78 in debt.

Second Quarter

During the second quarter there were no significant events.  Other than additional legal and audit related costs for the in depth review of the Company’s strategic options, the Company incurred only basic operating costs.  The Company does not experience seasonal fluctuations in its business and there were no dispositions of any business segments.

Capital Resources

Since the Company has no revenue, it will need to continue to raise funds through either debt, equity, or the sale of assets in order to continue its operations or participate in other projects.  The Company currently has no plans to sell any more of its FEL shares and will be reliant on debt or equity issuances for future funding requirements.

Since the delisting of FEL from the London Stock Exchange, there is no liquidity via a public market for the FEL shares.  As the Company is wholly reliant on the information disclosed by PXP concerning the business of FEL, the Company may not be able to obtain information necessary to facilitate a wider sales process and may be reliant on significant shareholders of PXP for the disposition of any of its FEL shares. Management has looked at all options including raising funds to operate and participate in future FEL financings by way of debt or equity financings.  Given the current share price of the Company, and given that any external financings may have been extremely dilutive, the Company has been accepting loans from PXP in order to sustain operations and to maintain its 6.8% interest in FEL.

During the three months ended June 30, 2025, short term loans increased by $105,655 as a result of additional working capital advances and accrued interest under the PXP loan.  The short term loans were settled through the issuance of common shares on July 31, 2025.

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Off balance sheet Arrangements

There are no off-balance sheet arrangements in existence as of this date.

Transactions with Related Parties

The Company considers its officers (CEO and CFO) and directors to be key management. Key management are those persons having authority and responsibility for planning, directing, and controlling activities, directly or indirectly, of the Company.

(i)	During the quarter ended June 30, 2025, general and administrative expenses included directors’ compensation totaling $24,000 (2024: $24,000).

(ii)

As at June 30, 2025, the outstanding PXP Loan balance was $1,001,292 (December 31, 2024 - $895,637), which included accrued interest of $140,136 (December 31, 2024 - $105,431). Total interest expense for the quarter was $34,705.

Critical Accounting Estimates and Judgments

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income/loss in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both.

The determination of the fair value of the Company’s investment in FEL is a significant accounting estimate.

Standards, Amendments and Interpretations Not Yet Effective

The Company has prepared its financial statements in accordance with IFRS Accounting Standards as issued by the IASB. IFRS Accounting Standards represents standards and interpretations approved by the IASB, International Accounting Standards (“IAS’s”), and interpretations issued by the IFRS Interpretations Committee (“IFRIC’s”) and the former Standing Interpretations Committee (“SIC’s”). The financial statements have been prepared in accordance with IFRS Accounting Standards and interpretations effective as of June 30, 2025.

New IFRS Accounting Standards and interpretations or changes to existing standards with future effective dates are either not applicable or not expected to have a significant impact on the financial statements of the Company.

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Financial Instruments and Risk Management

The Company is exposed through its operations to the following financial risks:

-	Market Risk
-	Credit Risk
-	Liquidity Risk

In common with all other businesses, the Company is exposed to risks that arise from its use of financial instruments. This note describes the Company’s objectives, policies and processes for managing those risks and the methods used to measure them. Further quantitative information in respect of these risks is presented throughout this management discussion and analysis.

There have been no substantive changes in the Company’s exposure to financial instrument risks, its objectives, polices and processes for managing those risks or the methods used to measure them from previous years unless otherwise stated in the note below.

General Objectives, Policies and Procedures

The Board of Directors has overall responsibility for the determination of the Company’s risk management objectives and policies and, whilst retaining ultimate responsibility for them, it has delegated the authority for designing and operating processes that ensure the effective implementation of the objectives and policies to the Company’s finance function. The Board of Directors receive quarterly reports from the Company’s Chief Financial Officer through which it reviews the effectiveness of the processes put in place and the appropriateness of the objectives and policies it sets.

The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Company’s competitiveness and flexibility. Further details regarding these policies are set out below.

a)	Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices are comprised of foreign currency risk, interest rate risk and equity and commodity price risk.

b)	Foreign currency exchange risk

The Company is exposed to foreign currency fluctuations for general and administrative transactions denominated in Canadian Dollars. The majority of the Company’s cash is kept in U.S. dollars. As at June 30, 2025, the Company had an insignificant amount of cash denominated in Canadian dollars that was subject to exchange rate fluctuations between the Canadian dollar and the U.S. dollar. As at June 30, 2025, the Company held financial liabilities of $59,292 that are denominated in Canadian dollars that would be subject to exchange rate fluctuations between Canadian dollars and U.S. dollars.

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c)	Credit risk

The Company maintains cash deposits in one chartered Canadian bank which, from time to time, exceed the amount of depositors insurance available in each respective account. Management assesses the financial condition of this bank and believes that the possibility of any credit loss is minimal. The maximum exposure of credit risk is the Company’s cash deposit of $12,102 (December 31, 2024: $5,756).

d)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due. The Company does not generate cash from operations but rather, the Company will, from time to time, issue shares via equity placements, borrow funds from an affiliated company or undertake to sell a portion of its investment in the shares of FEL should it be necessary to raise funds.

At this time, the Company has no new business plans and if it continues to act as a holding company of FEL shares, there is a risk it will receive no return from that investment unless alternate sources of funding are found.

The Company manages liquidity by maintaining cash balances available to meet its anticipated operational needs. Liquidity requirements are managed based on expected cash flow to ensure that there is adequate capital to meet short-term and long-term obligations. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its growth plans. As at March 31, 2025, the Company’s trade and accrued payables were $60,317, all of which fall due for payment within twelve months of the date of the statement of financial position.

The carrying values of trade and accrued payables and short-term loans approximate their fair values due to the relatively short periods to maturity of the instruments.

Liquidity risk is assessed as high

e)	Dilution risk

As discussed elsewhere in this MD&A, there is a risk of continued dilution of the Company’s interest in FEL should it either need to sell shares of FEL to raise operating funds, or not participate in any future share issuance financings undertaken by FEL. Currently there are no plans to sell any of the Company’s FEL shares to fund operations. There is a risk that shareholders may be diluted should the Company need to raise additional operating funds through debt or equity financings.

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Other Risk Factors

As a holding company with an interest in FEL, the Company’s business is indirectly subject to risks inherent in oil and gas exploration and development operations.  In addition, there are risks associated with FEL’s stage of operations and the foreign jurisdiction in which it or FEL may operate or invest.  The Company has identified certain risks pertinent to its investment including: exploration and reserve risks, uncertainty of reserve estimates, ability to exploit successful discoveries, drilling and operating risks, title to properties, costs and availability of materials and services, capital markets and the requirement for additional capital, market perception, loss of or changes to production sharing, joint venture or related agreements, economic and sovereign risks, possibility of less developed legal systems, corporate and regulatory formalities, environmental regulation, reliance on strategic relationships, market risk, competition, dependence on key personnel, volatility of future oil and gas prices and foreign currency risk.

Since the delisting of FEL from the London Stock Exchange, there is no liquidity via a public market for the FEL shares.  As the Company is wholly reliant on the information disclosed by PXP concerning the business of FEL, the Company may not be able to obtain information necessary to facilitate a wider sales process and may be reliant on significant shareholders of PXP for the disposition of any of its FEL shares. Management has looked at all options including raising funds to operate and participate in future FEL financings by way of debt or equity financings.  Given the current share price of the Company, and given that any external financings may been extremely dilutive, the Company continues to receive loans from PXP in order to continue operations and to maintain its 6.8% interest in FEL. There is no guarantee these loans will continue and the Company does not currently have any way to pay these loans back.

On April 6, 2022, FEL as operator under SC 72, received a directive from the DOE to put on hold all exploration activities for SC 72 until such time that the Security, Justice and Peace Coordinating Cluster (“SJPCC”) has issued the necessary clearance to proceed. On April 11, 2022, as a result of not receiving the necessary clearance, Force Majeure was once again declared on SC 72 casting substantial doubt on the future of SC 72 and the Company’s 6.8 percent interest in FEL.

In June 2022, media outlets reported that the MOU between China and the Philippines on joint exploration of the West Philippine Sea had been terminated although also reporting that both sides were going to continue with discussions on joint exploration.

On October 11, 2022, the DOE granted FGL the following: (i) the Declaration of Force Majeure for SC 72 from April 6, 2022, until such time as the same is lifted by the DOE, (ii) the inclusion of total expenses incurred as a result of the DOE directive to suspend activities as part of the approved recoverable costs, subject to DOE audit, and (iii) in addition to the period in item (i) above, FGL will be entitled to an extension of the exploration period under SC 72 corresponding to the number of days that the contractors actually spent in preparation for the activities that were suspended by the DOE’s suspension order on April 6, 2022.

On March 20, 2023, the DOE further affirmed that the entire period from when the Force Majeure was lifted to when it was re-imposed (from October 14, 2020 to April 6, 2022) will be credited back to SC 72.  Thus, once the Force Majeure is lifted, FGL will have 20 months to drill the two commitment wells, equivalent to the remaining term of Sub-Phase 2 of SC 72 before October 14, 2020.

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On January 8, 2025, FEL submitted a Work Program and Budget (“WP&B”) for 2025 to the DOE, with only License Administration costs and SC payments classified as firm budgets. The implementation of the Sub-Phase 2 work commitment comprising the drilling of two wells, will be contingent upon the lifting of the force majeure imposed by the DOE in April 2022.

Capital Management

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern, to provide an adequate return to shareholders.

The capital of the Company consists of the items included in shareholders’ equity and cash net of debt obligations. The Company’s Board of Directors approves management’s annual capital expenditures plans and reviews and approves any material debt borrowing plans proposed by the Company’s management.

As at June 30, 2025, the Company had no externally imposed capital requirements nor was there any changes in the Company’s approach to capital management during the year.

General and administration

The following tables show the detailed breakdown of the components of general and administration expenditures.

General and administrative expenses

	Six Months Ended June 30, 2025	Six Months Ended June 30, 2024
Professional fees	$83,330	$11,207
Bank charges	493	384
Listing and filing fees	3,227	8,063
Office and miscellaneous	9,101	9,353
Consulting	43,206	43,201
Foreign exchange	2,161	540
	$141,518	$72,748

	Three Months Ended June 30, 2025	Three Months Ended June 30, 2024
Professional fees	$66,104	$7,777
Bank charges	356	105
Listing and filing fees	1,913	7,126
Office and miscellaneous	4,689	4,669
Consulting	21,599	21,600
Foreign exchange	2,133	285
	$96,794	$41,562

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Other MD&A Requirements

Disclosure of Outstanding Share Data

As At June 30, 2025

(a)	Authorized and issued share capital:

Class	Par Value	Authorized	Number Issued and Outstanding as at March 31, 2025	Number Issued and Outstanding as at December 31, 2024
Common Shares	NPV	Unlimited	861,082,371	861,082,371
Preferred Shares (convertible redeemable voting)	NPV	Unlimited	None	None

(b)	Summary of Options and Warrants outstanding as at June 30, 2025.

There were no options outstanding as at June 30, 2025.  There were no warrants outstanding as at June 30, 2025.

Additional information on the Company is available at www.sedarplus.ca.

Outlook

On April 6, 2022, FEL as operator under SC 72, received a directive from the DOE to put on hold all exploration activities for SC 72 until such time that the Security, Justice and Peace Coordinating Cluster (“SJPCC”) has issued the necessary clearance to proceed.  On April 11, 2022, as a result of not receiving the necessary clearance, Force Majeure was once again declared on SC 72.

In June 2022, media outlets reported that the MOU between China and the Philippines on joint exploration of the West Philippine Sea had been terminated although also reporting that both sides were going to continue with discussions on joint exploration.

On October 11, 2022, the DOE granted FGL the following: (i) the Declaration of Force Majeure for SC 72 from April 6, 2022, until such time as the same is lifted by the DOE, (ii) the inclusion of total expenses incurred as a result of the DOE directive to suspend activities as part of the approved recoverable costs, subject to DOE audit, and (iii) in addition to the period in item (i) above, FGL will be entitled to an extension of the exploration period under SC 72 corresponding to the number of days that the contractors actually spent in preparation for the activities that were suspended by the DOE’s suspension order on April 6, 2022.

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On March 20, 2023, the DOE further affirmed that the entire period from when the Force Majeure was lifted to when it was re-imposed (from October 14, 2020 to April 6, 2022) will be credited back to SC 72.  Thus, once the Force Majeure is lifted, FGL will have 20 months to drill the two commitment wells, equivalent to the remaining term of Sub-Phase 2 of SC 72 before October 14, 2020.

On January 8, 2025, FEL submitted a Work Program and Budget (“WP&B”) for 2025 to the DOE, with only License Administration costs and SC payments classified as firm budgets. The implementation of the Sub-Phase 2 work commitment comprising the drilling of two wells, will be contingent upon the lifting of the force majeure imposed by the DOE in April 2022.

For SC 40 North Cebu, FEL will continue evaluating the petroleum potential of the Dalingding Prospect. A possible exploration well is under consideration, either by FEI independently or in partnership with another company.

On FEL’s non-operated blocks, new service contracts are expected to be awarded within 2025 over the former SC 6A (Octon) and SC 6B (Cadlao) blocks. The new service contract on Octon will allow the Consortium to continue subsurface studies on the Malajon Prospect and the Octon Discovery. Meanwhile, the DP PSC for Cadlao will support the planned redevelopment of the Cadlao oil field, beginning with the drilling of the Cadlao-4 well and, if successful, the implementation of an extended well test.

FEL anticipates lower revenues from the Galoc Field due to the normal decline in production of the Galoc-5 and Galoc-6 wells, as the field nears the end of its productive life. However, the new DP PSC for Galoc will allow the Consortium to continue operations, with the field expected to remain profitable over the next two (2) to three (3) years. This outlook is contingent on effective cost management, operational efficiency, sustained well performance, and favorable oil prices.  The current SC 14C-1 is set to expire on December 17, 2025.

In the West Linapacan Block, a new DP PSC is being planned to replace SC 14C-2, which will expire on the same date. Subject to the results of the ongoing POD study, the new contract will focus on the planned redevelopment of the West Linapacan A Field, beginning with the drilling of one (1) or two (2) production wells.

The Company has limited cash resources and required additional capital to allow it to continue to trade, maintain its 6.8% interest in FEL, or invest in any new projects.

Looking Forward

This discussion contains "forward looking statements" as per Section 21E of the US Securities and Exchange Act of 1934, as amended.  Although the Company believes that the expectations reflected in such forward looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct.  Management is currently reviewing many options and there is no assurance that they will not make decisions other than those now contemplated.  The Company is subject to political risks and operational risks identified in documents filed with the Securities and Exchange Commission, including changing oil prices, unsuccessful drilling results, change of government and political unrest in its main area of operations.

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